EXHIBIT 4.2

SHARE REDEMPTION PROGRAM

(Effective as of December 31, 2009; Amended and Restated as of June 28, 2017)

BROADSTONE NET LEASE, INC.

Broadstone Net Lease, Inc., a Maryland corporation (the “Corporation”), has adopted this Share Redemption Program (the “Program”), to be administered by Broadstone Asset Management, LLC (the “Administrator”) as agent for the Corporation participating in the Program, on the terms and subject to the conditions set forth below.

TERMS

1. Authority and Purpose. The Program is established by the Board of Directors of the Corporation (the “Board”), pursuant to Section 6.10 of the Articles of Organization of the Corporation, and by the Independent Directors Committee of the Board (the “Committee”), for the purpose of enabling shareholders of the Corporation (“Shareholders”) to sell shares of the Corporation’s common stock (“Shares”) back to the Corporation on the terms and subject to the conditions set forth below and any additional restrictions, limitations or conditions imposed by the Committee from time to time.

2. Redemption Requests. To the extent the Corporation determines to accept share redemption requests from Shareholders, redemptions of Shares pursuant to the Program will be made quarterly. Any Shareholder desiring to have Shares redeemed by the Corporation pursuant to the Program must complete and execute the “Request to Redeem” in the form attached hereto, as revised from time to time, and deliver it to the Administrator at least ten (10) days prior to the last business day of the calendar quarter in which the Shareholder would like the Shares subject to such Request to Redeem to be redeemed. Timely submitted redemption requests for each quarter will be accepted as of the last business day of such quarter.

3. Share Redemption Price. Shares held for more than 12 months, but less than 5 years, will be redeemed at a purchase price (the “Redemption Consideration”) equal to 95% of the Determined Share Value (as defined below), as determined by the Committee on a quarterly basis, in effect as of the last business day of the quarter in which the Shares are timely tendered for redemption in accordance with the terms of the Program (the “Redemption Date”). Shares held for 5 years or more will be redeemed at a Redemption Consideration equal to 100% of the Determined Share Value in effect at the applicable Redemption Date. Notwithstanding the foregoing:

(a)	the 5% discount applied to Shares tendered for redemption that have been held for more than 12 months, but less than 5 years, shall not apply if the share redemption request relates solely to a change in the form of Share ownership and the Shareholder will be, simultaneously with the redemption, investing in the Corporation, through a different form of Share ownership, an amount equal to or greater than the amount of the Redemption Consideration, subject to all other restrictions, conditions and terms of the Program;

(b)	any Shareholder may have up to 5% of their outstanding Shares redeemed by the Corporation in any calendar year at a price equal to 100% of the Determined Share Value in effect as of the applicable Redemption Date; and

(c)	if an individual Shareholder is deceased, the deceased Shareholder’s estate may, within one year of the death of the Shareholder, request the redemption of the Shares held in the deceased Shareholder’s individual capacity at a purchase price equal to 100% of the Determined Share Value in effect as of applicable Redemption Date.

Notwithstanding the foregoing, all Share redemptions, including those pursuant to the circumstances described above, will be subject to the limits on the aggregate number of Shares that may be redeemed in any calendar quarter and any calendar year pursuant to the Program (as set forth below) and all other restrictions, conditions and terms of the Program.

The “Determined Share Value” means the estimated value of a Share, as set by the Committee from time to time in accordance with the policies and procedures established from time to time by the Board.

A check payable to the Shareholder or a wire transfer or Automated Clearing House (ACH) payment in the amount of the Redemption Consideration will be mailed or sent, as applicable, to the Shareholder within three (3) business days after the Shares are redeemed by the Corporation, subject to any withholding required under applicable law.

4. Share Redemption Cap. The Program limits the number of Shares that may be redeemed pursuant to the Program. The total number of Shares redeemed in any one calendar quarter by the Corporation pursuant to the Program will not exceed (a) 1% of the total number of Shares outstanding at the beginning of the applicable calendar year, plus (b) 50% of the total number of any additional Shares issued during the prior calendar quarter under the Corporation’s Distribution Reinvestment Plan; provided, however, that the total number of Shares redeemed pursuant to the Program during any calendar year may not exceed 5% of the number of Shares outstanding as of the first day of such calendar year. There is no fee in connection with a repurchase of Shares pursuant to the Program.

5. Share Redemption Priority. The limitations on redemptions established by the Program, or the lack of funds legally available to fund redemptions, may prevent the Corporation from accommodating all redemption requests made in any quarter. In the event that the Corporation does not redeem the total number of Shares tendered for redemption by Shareholders at the end of any calendar quarter, the Corporation will redeem the Shares subject to Requests to Redeem for such quarter on a pro rata basis. If the Corporation repurchases less than all of the Shares subject to a Request to Redeem in a quarter, with respect to any Shares which have not been redeemed (“Unredeemed Shares”), a Shareholder may (1) withdraw its Request to Redeem or (2) ask that the Corporation honor the unfulfilled portion of the Request to Redeem and redeem the Unredeemed Shares in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the Program and when sufficient funds are available. Such pending redemption requests will be honored among all requests for redemptions in any given quarter pro rata as to all other redemption requests. The Redemption Consideration per Share paid for Unredeemed Shares which are honored in a future quarter will be equal to, or at a discount from, as applicable, the Determined Share Value in effect as of the last business day of such future quarter. A Shareholder may cancel any Request to Redeem in writing to the Administrator at any time prior to the applicable Redemption Date.

6. Right to Reject; Program Subject to Revision, Suspension, Termination. Notwithstanding anything herein to the contrary, the Board or the Committee may, in its sole discretion, reject any Share redemption request made by any Shareholder at any time. The terms of the Program are subject to revision, suspension or termination by the Board and the Committee at any time and from time to time, in the best interests of the Corporation, upon 30 days’ notice to all Shareholders.

CONDITIONS

1. Minimum Holding Period. Shares tendered for redemption must be held by the Shareholder for at least one (1) year (the “Minimum Holding Period”) prior to being redeemed by the Corporation pursuant the Program. When membership units (“Membership Units”) of Broadstone Net Lease, LLC (the “Operating Company”) are converted to Shares, the time period(s) during which the Shareholder held such converted Membership Units may be used to meet the

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Minimum Holding Period. In the event of death or bankruptcy of a Shareholder, or other involuntary exigent circumstances as approved by the Committee, the Corporation may waive the Minimum Holding Period for any number of Shares, in the Committee’s sole and absolute discretion.

2. Additional Conditions to Redemption. Any redemption of Shares by the Corporation pursuant to the Program shall:

(a)	comply with applicable federal and state securities laws;

(b)	not violate Section 2-311 of the Maryland General Corporation Law, which, among other things, requires that at the time of any redemption or other purchase of its own shares the Corporation have sufficient funds to pay its indebtedness as it becomes due and have total assets in excess of its total liabilities; and

(c)	not cause the Corporation to violate any restrictions applicable to the Corporation as a real estate investment trust (“REIT”) or otherwise interfere with its ability to preserve the status of the Corporation as a REIT under the Internal Revenue Code and the regulations promulgated thereunder and in effect from time to time.

3. Representations and Warranties of Shareholder. The Shareholder must, and automatically does so by executing a Request to Redeem and delivering it to the Administrator, represent and warrant to the Corporation that:

(a)	the Shareholder is the lawful owner of Shares tendered for redemption, free and clear of all security interest, liens, encumbrances, equities and other charges;

(b)	the Shareholder has the full and complete right and authority to transfer, sell, surrender, assign and convey the Shares tendered for redemption to the Corporation;

(c)	the Shareholder is not a party to any agreement, written or oral, creating rights in respect of any Shares tendered for redemption to the Corporation in any third person;

(d)	the sale by the Shareholder to the Corporation of the Shares tendered for redemption is made freely and voluntarily by the Shareholder and in selling said Shares to the Corporation the Shareholder is not acting under fraud, duress, menace or undue influence;

(e)	the terms and conditions of the Program are valid and binding on the Shareholder upon submitting an executed Requested to Redeem to the Administrator; and

(f)	the above representations and warranties of the Shareholder survive the redemption of the Shares by the Corporation.

4. General. Additional conditions to the redemption of the Redeemed Shares by the Corporation, include the Shareholder agreeing to the following provisions:

(a)	Remedies. In the event of a breach, default or misrepresentation by the Shareholder in connection with any of the provisions of the Program or in connection with the redemption of Shares by the Corporation, the Corporation has the right to seek and obtain any and all remedies available at law or in equity, including rescission of any redemption or the availability of the Program with respect to said Shareholder.

(b)	Governing Law and Venue. The Program and the transactions contemplated

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thereby shall be construed and enforced in accordance with the laws of the State of New York, unless otherwise, and only to the extent, required to be governed by the Maryland General Corporate Law, as amended from time to time. Any and all actions brought in connection with the Program shall be brought in the state and/or federal courts of the United States sitting in the County or Monroe, State of New York and the Shareholder waives any right to object to the convenience of such venue.

(c)	Entire Agreement. Other than as set forth herein and in the Request to Redeem executed by the Shareholder, there are no other agreements, representations, warranties or covenants by or between the Shareholder, the Corporation or the Administrator with respect to the Program or the redemption of Shares by the Corporation. The Program and the Request to Redeem constitute the entire agreement and supersedes all prior agreements and understandings, oral and written, between the Shareholder, the Corporation or the Administrator with respect to the Program or the redemption of Shares by the Corporation.

SHARE REDEMPTION PROGRAM

REQUEST TO REDEEM

Thank you for your interest in the Share Redemption Program (the “Program”) of Broadstone Net Lease, Inc. (the “Corporation”). We are pleased to offer this opportunity to our shareholders. In order to become a participant in the Program, please sign this Request to Redeem where indicated below and return it to the Program administrator, Broadstone Asset Management, LLC (the “Administrator”), at the following address:

Broadstone Asset Management, LLC

800 Clinton Square

Rochester, NY 14604

For this Request to Redeem to apply to any redemption of Shares under the Program, it must be received no later than ten (10) days prior to the last business day of the applicable calendar quarter (the “Redemption Date”). If this Request to Redeem is received by our Administrator after that date, you will be processed for redemption in the following calendar quarter on a pro rata basis with all other valid redemption requests, unless the Administrator receives written notice from you withdrawing your redemption request. Defined terms used and not otherwise defined herein have the meanings given to such defined terms in the Program.

By signing below, you acknowledge and agree that:

•	You have received, carefully read, and agree to be subject to and bound by the terms and conditions of the Program in effect at the time of delivery of this Request to Redeem, and that such terms and conditions are fully incorporated herein by reference.

•	The Corporation has advised all shareholders, including you, to obtain independent legal counsel with respect to the transactions contemplated by the Program.

•	By executing this Request to Redeem and delivering it to the Administrator, you are: (a) agreeing that you are either represented by independent legal counsel or specifically waiving the right to counsel; and (b) representing and warranting to the Corporation that you are acting on your own independent judgment or upon the advice of your own counsel, without any representation, express or implied, of any kind from any other party, including the Corporation and the Administrator.

•	You desire the Corporation to redeem Shares (insert number of Shares) at a per Share redemption price equal to the applicable Redemption Consideration (as defined in the Program) as of the applicable Redemption Date (as defined in the Program).

Date:

Shareholder:

(Print or Type Name of Shareholder)

By:

Title:

If you would like all Unredeemed Shares (as defined in the Program) to be subject to redemption by the Corporation as of the next Redemption Date, subject to the terms and conditions of the Program and for the applicable Redemption Consideration as of such Redemption Date, without having to submit an additional Request to Redeem form, please sign below:

Shareholder Signature